Exhibit 10.4
                                                                    ------------

Mr. Steven Antebi
10550 Fontenelle Way
Los Angeles, CA 90077


                              December 27, 2001



Dear Steven,

      This letter is intended to confirm and memorialize our telephone conversation of December 27, 2001, in which, based on the best interests of both parties, we agreed that the intended consulting agreement dated as of August 1, 2001 (the "Consulting Agreement") by and between Holiday RV Superstores, Inc. (the "Company") and you is void and of no force and effect.

      This letter will also confirm the Company's agreement to issue to you 300,000 shares of common stock at the fair market value of such shares as of October 31, 2001 and make available up to $750,000 of units of series A preferred stock and warrants pursuant to the Company's series A financing as follows: up to $250,000 may be purchased by you; up to $250,000 may be purchased by each of 2 other investors designated by you. To exercise this investment opportunity you and the designated investors must fund and close the investment on the terms negotiated by the lead investor before 2:00 p.m. Eastern Time on January 7, 2002.

      This letter will also confirm that you agree that upon completion the $3,500,000 financing you will serve as a director of the Company upon the request of the Company.

      The Company, for itself and its present and former employees, directors, officers, shareholders, lenders, consultants, partners, successors, affiliates, assigns, agents, insurers or reinsurers, parents and subsidiaries (collectively, the "Company Parties") on the one hand, and you on the other hand, each hereby irrevocably, unconditionally and completely release and forever discharge each other and any other person, firm, partnership, company or corporation now, previously, or hereafter affiliated with any of the above (the "Released Parties"), from any and all claims, rights, actions, complaints, demands, causes of action (in law or in equity), obligations, promises, agreements, controversies, suits, debts, expenses, damages, attorney's fees, costs, and liabilities of any nature whatsoever, whether or not known, suspected or claimed, which such parties ever had in the past, now have or may have in the future and which has arisen or arises directly or indirectly out of, relates directly or indirectly to, is connected with or concerns the Consulting Agreement or any circumstance, agreement, activity, action, omission, event, transaction, occurrence or matter occurring or existing on or prior to the date of this Agreement in connection therewith (the "Released Claims"); provided, however, that the foregoing release shall not relate to any obligations of you or the Company created or preserved in this letter.

      It is expressly understood that the Released Claims include, without limitation, any and all claims or causes of action against the Released Parties

Mr. Steven Antebi
December 27, 2001
Page 2


based on theories of alter ego, principal-agent, conspiracy, successor liability, fraudulent conveyance law, or the like, and include specifically, without limitation, any and all claims or causes of action based upon your status as an stockholder, employee, consultant, officer or director of the Company or its affiliates.

      You acknowledge and agree that any remedy at law for any breach of the provisions of this letter would be inadequate, and you hereby consent to the granting by any court of an injunction or other equitable relief, without the necessity of actual monetary loss being proved, in order that the breach or threatened breach of such provisions may be effectively restrained. No exercise or enforcement by the Company of any right or remedy under this letter will preclude the exercise or enforcement by the Company of any other right or remedy under this letter or that the Company is entitled by law to exercise or enforce.

      This letter constitutes the entire agreement between the parties hereto and supersedes all prior agreements between the parties. The parties hereto each acknowledge that no representations, inducements, promises, agreements, or warranties, oral or otherwise, have been made by them, or anyone acting on their behalf, which are not embodied in this letter, and that they have not executed this letter in reliance upon any such representation, inducement, promise, agreement, or warranty not contained in this letter.

      Any waiver, modification, consent or acquiescence with respect to any provision of this letter shall be set forth in writing and duly executed by or on behalf of the party to be bound thereby. No waiver by any party of any breach hereunder shall be deemed a waiver of any other or subsequent breach.

      Should any portion, word clause, phrase, sentence, or paragraph of this letter be declared void or unenforceable, such portion shall be considered independent and severable from the remainder, the validity of which shall remain unaffected. In the event of vagueness or ambiguity, this letter shall not be construed against the party preparing it, but shall be construed as if all parties prepared it jointly.

      This letter may be executed in multiple counterparts, each of which shall be considered an original but all of which shall constitute one agreement.

      This letter, and all the terms and provisions hereof, shall be binding upon and shall inure to the benefit of the parties and their respective heirs, legal representatives, successors, and assigns.

      This letter is made and entered into in the State of Florida and shall in all respects be interpreted, enforced, and governed under the laws of said state. Any legal action or proceeding with respect to this letter must be brought in the courts of the County of Broward in the State of Florida.

Mr. Steven Antebi
December 27, 2001
Page 2


      The parties to this letter represent and agree that they fully understand their right to discuss all aspects of this letter with a private attorney, and that to the extent, if any, they have desired, they have availed themselves of this right, that they have carefully read and fully understand all of the provisions of this letter, and that they are voluntarily entering into this letter.

      Please confirm that the above correctly reflects our understanding and agreement with respect to the foregoing matters by signing the enclosed copy of this letter and returning such copy to the Company in the enclosed envelope.


                                    HOLIDAY RV SUPERSTORES, INC.


                                    By: /s/ Marcus Lemonis  1/2/02
                                        __________________________
                                            Marcus Lemonis
                                            Chief Executive Officer




AGREED AND ACCEPTED:



/s/Steven Antebi                          1/2/02
________________                          ______
Steven Antebi                             Date